FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 02, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the period ended 30 September 2012

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Interest receivable	4,529	4,774	5,371	14,320	16,176
Interest payable	(1,658)	(1,803)	(2,294)	(5,479)	(6,571)

Net interest income	2,871	2,971	3,077	8,841	9,605

Fees and commissions receivable	1,403	1,450	1,452	4,340	4,794
Fees and commissions payable	(341)	(314)	(304)	(945)	(887)
Income from trading activities	334	657	957	1,203	2,939
(Loss)/gain on redemption of own debt	(123)	-	1	454	256
Other operating income (excluding insurance net premium income)	(217)	394	2,384	(570)	3,917
Insurance net premium income	932	929	1,036	2,799	3,275

Non-interest income	1,988	3,116	5,526	7,281	14,294

Total income	4,859	6,087	8,603	16,122	23,899

Staff costs	(2,059)	(2,143)	(2,076)	(6,772)	(6,685)
Premises and equipment	(597)	(544)	(604)	(1,704)	(1,777)
Other administrative expenses	(1,259)	(1,156)	(962)	(3,431)	(3,635)
Depreciation and amortisation	(430)	(434)	(485)	(1,332)	(1,362)

Operating expenses	(4,345)	(4,277)	(4,127)	(13,239)	(13,459)

Profit before insurance net claims and impairment losses	514	1,810	4,476	2,883	10,440
Insurance net claims	(596)	(576)	(734)	(1,821)	(2,439)
Impairment losses	(1,176)	(1,335)	(1,738)	(3,825)	(6,791)

Operating (loss)/profit before tax	(1,258)	(101)	2,004	(2,763)	1,210
Tax charge	(30)	(290)	(791)	(459)	(1,436)

(Loss)/profit from continuing operations	(1,288)	(391)	1,213	(3,222)	(226)
Profit/(loss) from discontinued operations, net of tax	5	(4)	6	6	37

(Loss)/profit for the period	(1,283)	(395)	1,219	(3,216)	(189)
Non-controlling interests	(3)	5	7	16	(10)
Preference share dividends	(98)	(76)	-	(174)	-

(Loss)/profit attributable to ordinary and B shareholders	(1,384)	(466)	1,226	(3,374)	(199)

Basic (loss)/profit per ordinary and B share from continuing operations (1)	(12.5p)	(4.2p)	11.3p	(30.7p)	(1.9p)

Diluted (loss)/profit per ordinary and B share from continuing operations (1)	(12.5p)	(4.2p)	11.2p	(30.7p)	(1.9p)

Basic and diluted loss per ordinary and B share from discontinued operations (1)	-	-	-	-	-

Note:
(1)	Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares.

In the income statement above, one-off and other items as shown on page 17 are included in the appropriate captions. A reconciliation between the income statement above and the managed view income statement on page 11 is given in Appendix 1 to this announcement.

Condensed consolidated statement of comprehensive income
for the period ended 30 September 2012

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

(Loss)/profit for the period	(1,283)	(395)	1,219	(3,216)	(189)

Other comprehensive income
Available-for-sale financial assets	124	66	996	715	2,365
Cash flow hedges	437	662	939	1,132	1,300
Currency translation	(573)	58	(22)	(1,069)	(323)

Other comprehensive income before tax	(12)	786	1,913	778	3,342
Tax charge	(91)	(237)	(480)	(347)	(972)

Other comprehensive (loss)/income after tax	(103)	549	1,433	431	2,370

Total comprehensive (loss)/income for the period	(1,386)	154	2,652	(2,785)	2,181

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	-	(10)	(6)	(13)	(12)
Preference shareholders	(98)	(76)	-	(174)	-
Ordinary and B shareholders	(1,288)	240	2,658	(2,598)	2,193

	(1,386)	154	2,652	(2,785)	2,181

Key points

•	The movement in available-for-sale financial assets reflects net unrealised gains on high quality UK, US and German sovereign bonds.

•	Cash flow hedging gains in both the quarter and year-to-date largely result from reductions in sterling swap rates.

•
Currency translation losses during the quarter and the nine months ended 30 September 2012 are principally due to the strengthening of Sterling against both the US Dollar, 2.9%, and the Euro, 1.4%, in the quarter and 4.3% and 5.0% respectively in the year to date.

Condensed consolidated balance sheet
at 30 September 2012

	30 September 2012	30 June 2012	31 December 2011
	£m	£m	£m

Assets
Cash and balances at central banks	80,122	78,647	79,269
Net loans and advances to banks	38,347	39,436	43,870
Reverse repurchase agreements and stock borrowing	34,026	37,705	39,440
Loans and advances to banks	72,373	77,141	83,310
Net loans and advances to customers	423,155	434,965	454,112
Reverse repurchase agreements and stock borrowing	63,909	60,196	61,494
Loans and advances to customers	487,064	495,161	515,606
Debt securities	177,722	187,626	209,080
Equity shares	15,527	13,091	15,183
Settlement balances	15,055	15,312	7,771
Derivatives	468,171	486,432	529,618
Intangible assets	14,798	14,888	14,858
Property, plant and equipment	11,220	11,337	11,868
Deferred tax	3,480	3,502	3,878
Prepayments, accrued income and other assets	10,695	10,983	10,976
Assets of disposal groups	20,667	21,069	25,450

Total assets	1,376,894	1,415,189	1,506,867

Liabilities
Bank deposits	58,127	67,619	69,113
Repurchase agreements and stock lending	49,222	39,125	39,691
Deposits by banks	107,349	106,744	108,804
Customer deposits	412,712	412,769	414,143
Repurchase agreements and stock lending	93,343	88,950	88,812
Customer accounts	506,055	501,719	502,955
Debt securities in issue	104,157	119,855	162,621
Settlement balances	14,427	15,126	7,477
Short positions	32,562	38,376	41,039
Derivatives	462,300	480,745	523,983
Accruals, deferred income and other liabilities	18,458	18,820	23,125
Retirement benefit liabilities	1,779	1,791	2,239
Deferred tax	1,686	1,815	1,945
Insurance liabilities	6,249	6,322	6,312
Subordinated liabilities	25,309	25,596	26,319
Liabilities of disposal groups	22,670	23,064	23,995

Total liabilities	1,303,001	1,339,973	1,430,814

Equity
Non-controlling interests	1,194	1,200	1,234
Owners' equity*
Called up share capital	6,581	6,528	15,318
Reserves	66,118	67,488	59,501

Total equity	73,893	75,216	76,053

Total liabilities and equity	1,376,894	1,415,189	1,506,867

* Owners' equity attributable to:
Ordinary and B shareholders	67,955	69,272	70,075
Other equity owners	4,744	4,744	4,744

	72,699	74,016	74,819

Commentary on condensed consolidated balance sheet

Key points

30 September 2012 compared with 31 December 2011
•
Total assets of £1,376.9 billion at 30 September 2012 were down £130.0 billion, 9%, compared with 31 December 2011. This was principally driven by a decrease in loans and advances to banks and customers led by Non-Core disposals and run off, decreases in debt securities and the reduction in the mark-to-market value of derivatives.

•
Loans and advances to banks decreased by £10.9 billion, 13%, to £72.4 billion. Excluding reverse repurchase agreements and stock borrowing ('reverse repos'), down £5.4 billion, 14%, to £34.0 billion, bank placings declined £5.5 billion, 13%, to £38.4 billion.

•
Loans and advances to customers declined £28.5 billion, 6%, to £487.1 billion. Within this, reverse repurchase agreements were up £2.4 billion, 4%, to £63.9 billion. Customer lending decreased by £30.9 billion, 7%, to £423.2 billion, or £30.5 billion to £443.4 billion before impairments. This reflected planned reductions in Non-Core of £15.9 billion, along with declines in International Banking, £8.7 billion, UK Corporate, £2.0 billion, Markets, £1.1 billion and Ulster Bank, £0.5 billion, together with the effect of exchange rate and other movements, £5.6 billion. These were partially offset by growth in UK Retail, £2.0 billion, US Retail & Commercial, £1.2 billion and Wealth, £0.1 billion.

•
Debt securities were down £31.4 billion, 15%, to £177.7 billion, driven mainly by reductions within Markets and Group Treasury in holdings of UK and Eurozone government securities and financial institution bonds.

•	Settlement balance assets and liabilities increased £7.3 billion to £15.1 billion and £6.9 billion to £14.4 billion respectively as a result of increased customer activity from seasonal year-end lows.

•
Derivative assets were down £61.4 billion, 12%, to £468.2 billion, and liabilities, down £61.7 billion, 12%, to £462.3 billion due to reductions across all major contract categories, with the effect of currency movements (Sterling strengthened against both the US dollar and the Euro) and contract tear-ups being significant contributors. Within interest rate contracts, the impact of lower Sterling and Euro yields, reflecting global fears of low economic growth, partially offset the foreign exchange movements. Credit derivatives also decreased due to risk reduction in Non-Core and Markets as well as tightening of credit spreads.

•
The reduction in assets and liabilities of disposal groups, down £4.8 billion, 19%, to £20.7 billion, and £1.3 billion, 6%, to £22.7 billion respectively, primarily reflects the disposal of RBS Aviation Capital in the second quarter.

•
Deposits by banks decreased £1.5 billion, 1%, to £107.3 billion, with a decrease in inter-bank deposits, down £11.0 billion, 16%, to £58.1 billion. This was partly offset by an increase in repurchase agreements and stock lending ('repos'), up £9.5 billion, 24%, to £49.2 billion, improving the Group's mix of secured and unsecured funding.

•
Customer accounts increased £3.1 billion, 1%, to £506.1 billion. Within this, repos increased £4.5 billion, 5%, to £93.4 billion. Excluding repos, customer deposits were down £1.4 billion at £412.7 billion, reflecting decreases in International Banking, £2.2 billion, Markets, £1.4 billion, Ulster Bank, £0.8 billion and Non-Core, £0.3 billion, together with exchange and other movements, £4.5 billion. This was partially offset by increases in UK Retail, £4.4 billion, US Retail & Commercial, £2.3 billion, UK Corporate, £0.6 billion and Wealth, £0.5 billion.

Commentary on condensed consolidated balance sheet

Key points (continued)

30 September 2012 compared with 31 December 2011 (continued)
•
Debt securities in issue decreased £58.5 billion, 36%, to £104.2 billion reflecting the maturity of the remaining notes issued under the UK Government's Credit Guarantee Scheme, £21.3 billion, the repurchase of bonds and medium term notes as a result of the liability management exercise completed in September 2012, £4.4 billion, and the continuing reduction of commercial paper and medium term notes in issue in line with the Group's strategy.

•	Short positions were down £8.5 billion, 21%, to £32.6 billion mirroring £7.5 billion decreases in held-for-trading debt securities.

•
Subordinated liabilities decreased by £1.0 billion, 4%, to £25.3 billion, primarily reflecting the net decrease in dated loan capital as a result of the liability management exercise completed in March 2012, with redemptions of £3.4 billion offset by the issuance of £2.8 billion new loan capital, together with exchange rate movements and other adjustments of £0.4 billion.

•
Owner's equity decreased by £2.1 billion, 3%, to £72.7 billion, driven by the £3.4 billion attributable loss for the period together with movements in foreign exchange reserves, £1.0 billion. Partially offsetting these reductions were an increase in available-for-sale reserves, £0.7 billion and cash flow hedging reserves, £0.9 billion and share capital and reserve movements in respect of employee share schemes, £0.7 billion.

Average balance sheet

	Quarter ended		Nine months ended
	30 September 2012	30 June 2012	30 September 2012	30 September 2011
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.07	3.13	3.12	3.27
Cost of interest-bearing liabilities of banking business	(1.44)	(1.47)	(1.50)	(1.62)

Interest spread of banking business	1.63	1.66	1.62	1.65
Benefit from interest-free funds	0.31	0.29	0.31	0.29

Net interest margin of banking business	1.94	1.95	1.93	1.94

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.72	0.99	0.92	0.83
- Eurodollar	0.42	0.47	0.47	0.29
- Euro	0.36	0.61	0.65	1.30

Average balance sheet (continued)

	Quarter ended			Quarter ended
	30 September 2012			30 June 2012
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	69,561	110	0.63	78,151	134	0.69
Loans and advances to customers	425,403	3,968	3.71	435,372	4,117	3.80
Debt securities	92,327	453	1.95	99,472	524	2.12

Interest-earning assets - banking business (1)	587,291	4,531	3.07	612,995	4,775	3.13

Trading business (4)	237,032			241,431
Non-interest earning assets	571,434			603,888

Total assets	1,395,757			1,458,314

Memo: Funded assets	911,903			955,789

Liabilities
Deposits by banks	36,928	127	1.37	41,543	154	1.49
Customer accounts	330,477	860	1.04	337,189	870	1.04
Debt securities in issue	80,476	447	2.21	96,977	541	2.24
Subordinated liabilities	21,916	188	3.41	22,064	190	3.46
Internal funding of trading business	(10,166)	43	(1.68)	(7,336)	41	(2.25)

Interest-bearing liabilities - banking business (1,2,3)	459,631	1,665	1.44	490,437	1,796	1.47

Trading business (4)	245,299			252,639
Non-interest-bearing liabilities
- demand deposits	74,142			75,806
- other liabilities	542,971			565,310
Owners' equity	73,714			74,122

Total liabilities and owners' equity	1,395,757			1,458,314

Notes:

(1)
Interest receivable has been increased by £2 million (Q2 2012 - £1 million) and interest payable has been increased by £38 million (Q2 2012 - £30 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)	Interest payable has been decreased by £2 million (Q2 2012 - £2 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)	Interest payable has been decreased by £29 million (Q2 2012 - £35 million) in respect of non-recurring adjustments.
(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet (continued)

	Nine months ended			Nine months ended
	30 September 2012			30 September 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	78,214	392	0.67	67,916	490	0.96
Loans and advances to customers	434,697	12,337	3.79	471,551	13,644	3.87
Debt securities	100,877	1,602	2.12	121,949	2,056	2.25

Interest-earning assets - banking business (1,2,3)	613,788	14,331	3.12	661,416	16,190	3.27

Trading business (4)	243,159			281,601
Non-interest earning assets	602,754			573,261

Total assets	1,459,701			1,516,278

Memo: Funded assets	959,817			1,081,562

Liabilities
Deposits by banks	40,938	461	1.50	65,323	749	1.53
Customer accounts	333,848	2,647	1.06	334,890	2,609	1.04
Debt securities in issue	100,043	1,737	2.32	169,622	2,687	2.12
Subordinated liabilities	22,169	524	3.16	23,795	452	2.54
Internal funding of trading business	(7,986)	109	(1.82)	(50,581)	85	(0.22)

Interest-bearing liabilities - banking business (1,2,3)	489,012	5,478	1.50	543,049	6,582	1.62

Trading business (4)	253,299			310,184
Non-interest-bearing liabilities
- demand deposits	74,106			65,011
- other liabilities	569,406			523,038
Owners' equity	73,878			74,996

Total liabilities and owners' equity	1,459,701			1,516,278

Notes:

(1)
Interest receivable has been increased by nil (nine months ended 30 September 2011 - £5 million) and interest payable has been decreased by £12 million (nine months ended 30 September 2011 - £1 million) to exclude the RFS Holdings minority interest. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)
Interest receivable has been increased by £11 million (nine months ended 30 September 2011 - £7 million) and interest payable has been increased by £120 million (nine months ended 30 September 2011 - £110 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(3)
Interest receivable has been increased by nil (nine months ended 30 September 2011 - £2 million) and interest payable has been decreased by £109 million (nine months ended 30 September 2011 - £98 million) in respect of non-recurring adjustments.

(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity for the period ended 30 September 2012

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,528	15,397	15,317	15,318	15,125
Ordinary shares issued	53	64	1	196	193
Share capital sub-division and consolidation	-	(8,933)	-	(8,933)	-

At end of period	6,581	6,528	15,318	6,581	15,318

Paid-in equity
At beginning and end of period	431	431	431	431	431

Share premium account
At beginning of period	24,198	24,027	23,923	24,001	23,922
Ordinary shares issued	70	171	-	267	1

At end of period	24,268	24,198	23,923	24,268	23,923

Merger reserve
At beginning of period	13,222	13,222	13,222	13,222	13,272
Transfer to retained earnings	-	-	-	-	(50)

At end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve (1)
At beginning of period	(450)	(439)	(1,026)	(957)	(2,037)
Net unrealised gains	651	428	1,005	1,803	1,948
Realised (gains)/losses	(528)	(370)	(12)	(1,110)	417
Tax	36	(69)	(259)	(27)	(620)

At end of period	(291)	(450)	(292)	(291)	(292)

Cash flow hedging reserve
At beginning of period	1,399	921	113	879	(140)
Amount recognised in equity	713	928	1,203	1,931	2,028
Amount transferred from equity to earnings	(276)	(266)	(264)	(799)	(728)
Tax	(90)	(184)	(254)	(265)	(362)

At end of period	1,746	1,399	798	1,746	798

Note:

(1)	Analysis provided on page 86.

Condensed consolidated statement of changes in equity for the period ended 30 September 2012 (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,314	4,227	4,834	4,775	5,138
Retranslation of net assets	(637)	82	(31)	(1,203)	(271)
Foreign currency gains/(losses) on hedges of net assets	68	(8)	10	156	(30)
Tax	2	16	34	22	10
Recycled to profit or loss on disposal of business (nil tax)	-	(3)	-	(3)	-

At end of period	3,747	4,314	4,847	3,747	4,847

Capital redemption reserve
At beginning of period	9,131	198	198	198	198
Share capital sub-division and consolidation	-	8,933	-	8,933	-

At end of period	9,131	9,131	198	9,131	198

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	16,657	17,405	19,726	18,929	21,239
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(1,287)	(387)	1,225	(3,198)	(204)
- discontinued operations	1	(3)	1	(2)	5
Transfer from merger reserve	-	-	-	-	50
Equity preference dividends paid	(98)	(76)	-	(174)	-
Actuarial losses recognised in retirement benefit schemes
- tax	(39)	-	-	(77)	-
Loss on disposal of own shares held	-	(196)	-	(196)	-
Shares released for employee benefits	(1)	(116)	(2)	(130)	(209)
Share-based payments
- gross	44	47	35	136	102
- tax	2	(17)	(8)	(9)	(6)

At end of period	15,279	16,657	20,977	15,279	20,977

Condensed consolidated statement of changes in equity for the period ended 30 September 2012 (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(206)	(765)	(786)	(769)	(808)
(Purchase)/disposal of own shares	(2)	451	13	447	19
Shares released for employee benefits	1	108	2	115	18

At end of period	(207)	(206)	(771)	(207)	(771)

Owners' equity at end of period	72,699	74,016	77,443	72,699	77,443

Non-controlling interests
At beginning of period	1,200	1,215	1,498	1,234	1,719
Currency translation adjustments and other movements	(4)	(13)	(1)	(19)	(22)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(1)	(4)	(12)	(24)	(22)
- discontinued operations	4	(1)	5	8	32
Dividends paid	(6)	(6)	-	(12)	(39)
Movements in available-for-sale securities
- unrealised gains	3	5	-	4	-
- realised (gains)/losses	(2)	3	3	18	-
- tax	-	-	(1)	-	-
Equity raised	-	1	-	1	-
Equity withdrawn and disposals	-	-	(59)	(16)	(235)

At end of period	1,194	1,200	1,433	1,194	1,433

Total equity at end of period	73,893	75,216	78,876	73,893	78,876

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable to:
Non-controlling interests	-	(10)	(6)	(13)	(12)
Preference shareholders	(98)	(76)	-	(174)	-
Ordinary and B shareholders	(1,288)	240	2,658	(2,598)	2,193

	(1,386)	154	2,652	(2,785)	2,181

Notes

1. Basis of preparation
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Interim Management Statement for the period ended 30 September 2012 has been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

There have been no significant changes to the Group's principal accounting policies as set out on pages 314 to 323 of the 2011 Annual Report and Accounts.

Critical accounting policies and key sources of estimation uncertainty. The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements.
The judgements and assumptions that are considered to be the most important to the portrayal of Group's financial condition are those relating to loan impairment provisions; pensions; financial instrument fair values; general insurance claims and deferred tax. These critical accounting policies and judgments are described on pages 323 to 325 of the Group's 2011 Annual Report and Accounts.

Recent developments in IFRS
In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle which clarified:

•	the requirements for comparative information in IAS 1 Presentation of Financial Statements and IAS 34 Interim Financial Reporting ;

•	the classification of servicing equipment in IAS 16 Property, Plant and Equipment ;

•	the accounting for the tax effect of distributions to holders of equity instruments in IAS 32 Financial Instruments: Presentation ; and

•	the requirements in IAS 34 Interim Financial Reporting on segment information for total assets and liabilities.

None of the amendments are effective before 1 January 2013. Earlier application is permitted.

On 31 October 2012, the IASB issued Inv estment Entities (amendments to IFRS 10, IFRS 12 and IAS 27). The amendments apply to 'investment entities': entities whose business is to invest funds solely for returns from capital appreciation, investment income or both and which evaluate the performance of their investments on a fair value basis. The amendments provide an exception to IFRS 10 Consolidated Financial Statements by requiring investment entities to measure their subsidiaries (other than those that provide services related to the entity's investment activities) at fair value through profit or loss, rather than consolidate them. The amendments are effective from 1 January 2014 with early adoption permitted.

The Group is reviewing these amendments and Annual Improvements 2009-2011 Cycle to determine their effect, if any, on the Group's financial reporting.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Loans and advances to customers	3,968	4,117	4,505	12,337	13,633
Loans and advances to banks	110	134	154	392	490
Debt securities	451	523	712	1,591	2,053

Interest receivable	4,529	4,774	5,371	14,320	16,176

Customer accounts	858	870	919	2,642	2,603
Deposits by banks	131	156	248	478	756
Debt securities in issue	410	511	897	1,619	2,577
Subordinated liabilities	216	225	175	631	550
Internal funding of trading businesses	43	41	55	109	85

Interest payable	1,658	1,803	2,294	5,479	6,571

Net interest income	2,871	2,971	3,077	8,841	9,605

Fees and commissions receivable	1,403	1,450	1,452	4,340	4,794
Fees and commissions payable
- banking	(209)	(201)	(204)	(589)	(623)
- insurance related	(132)	(113)	(100)	(356)	(264)

Net fees and commissions	1,062	1,136	1,148	3,395	3,907

Foreign exchange	133	210	441	568	1,019
Interest rate	378	428	33	1,478	684
Credit	232	177	(369)	619	115
Own credit adjustments	(435)	(271)	735	(1,715)	565
Other	26	113	117	253	556

Income from trading activities	334	657	957	1,203	2,939

(Loss)/gain on redemption of own debt	(123)	-	1	454	256

Operating lease and other rental income	163	261	327	725	999
Own credit adjustments	(1,020)	(247)	1,887	(2,714)	1,821
Changes in the fair value of:
- securities and other financial assets and liabilities	72	(26)	(148)	127	144
- investment properties	(21)	(88)	(22)	(77)	(74)
Profit on sale of securities	512	259	274	994	703
(Loss)/profit on sale of:
- property, plant and equipment	(1)	18	5	22	27
- subsidiaries and associates	(27)	155	(39)	116	(13)
Life business losses	(2)	(4)	(8)	(8)	(13)
Dividend income	12	17	14	45	47
Share of profits less losses of associated entities	7	5	5	8	20
Other income	88	44	89	192	256

Other operating (loss)/income	(217)	394	2,384	(570)	3,917

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Non-interest income (excluding insurance net premium income)	1,056	2,187	4,490	4,482	11,019
Insurance net premium income	932	929	1,036	2,799	3,275

Total non-interest income	1,988	3,116	5,526	7,281	14,294

Total income	4,859	6,087	8,603	16,122	23,899

Staff costs	2,059	2,143	2,076	6,772	6,685
Premises and equipment	597	544	604	1,704	1,777
Other	1,259	1,156	962	3,431	3,635

Administrative expenses	3,915	3,843	3,642	11,907	12,097
Depreciation and amortisation	430	434	485	1,332	1,362

Operating expenses	4,345	4,277	4,127	13,239	13,459

Loan impairment losses	1,183	1,435	1,452	3,913	5,587
Securities impairment (recoveries)/losses
- sovereign debt impairment and related interest rate hedge adjustments	-	-	202	-	1,044
- other	(7)	(100)	84	(88)	160

Impairment losses	1,176	1,335	1,738	3,825	6,791

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Payment Protection Insurance (PPI)
To reflect current experience of PPI complaints received, the Group strengthened its provision for PPI by £125 million in Q1 2012, £135 million in Q2 2012 and a further £400 million in Q3 2012, bringing the cumulative charge taken to £1.7 billion, of which £1.0 billion in redress had been paid by 30 September 2012. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

	Quarter ended		Nine months ended 30 September 2012	Year ended 31 December 2011
	30 September 2012	30 June 2012
	£m	£m	£m	£m

At beginning of period	588	689	745	-
Transfers from accruals and other liabilities	-	-	-	215
Charge to income statement	400	135	660	850
Utilisations	(304)	(236)	(721)	(320)

At end of period	684	588	684	745

Notes (continued)

4. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £1,183 million (Q2 2012 - £1,435 million; Q3 2011 - £1,452 million). The balance sheet loan impairment provision increased in the quarter ended 30 September 2012 from £20,297 million to £20,318 million and the movements thereon were:

	Quarter ended
	30 September 2012			30 June 2012			30 September 2011
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,944	11,353	20,297	8,797	11,414	20,211	8,752	12,007	20,759
Currency translation and other adjustments	(5)	(186)	(191)	9	(236)	(227)	(90)	(285)	(375)
Amounts written-off	(466)	(454)	(920)	(586)	(494)	(1,080)	(593)	(497)	(1,090)
Recoveries of amounts previously written-off	34	31	65	65	20	85	39	55	94
Charge to income statement	751	432	1,183	719	716	1,435	817	635	1,452
Unwind of discount (recognised in interest income)	(55)	(61)	(116)	(60)	(67)	(127)	(52)	(65)	(117)

At end of period	9,203	11,115	20,318	8,944	11,353	20,297	8,873	11,850	20,723

	Nine months ended
	30 September 2012			30 September 2011
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,414	11,469	19,883	7,866	10,316	-	18,182
Intra-group transfers	-	-	-	177	(177)	-	-
Currency translation and other adjustments	(4)	(502)	(506)	(1)	(45)	-	(46)
Disposals	-	-	-	-	-	11	11
Amounts written-off	(1,457)	(1,388)	(2,845)	(1,611)	(1,409)	-	(3,020)
Recoveries of amounts previously written-off	161	84	245	119	261	-	380
Charge to income statement
- continuing	2,266	1,647	3,913	2,479	3,108	-	5,587
- discontinued	-	-	-	-	-	(11)	(11)
Unwind of discount (recognised in interest income)	(177)	(195)	(372)	(156)	(204)	-	(360)

At end of period	9,203	11,115	20,318	8,873	11,850	-	20,723

Provisions at 30 September 2012 include £117 million in respect of loans and advances to banks (30 June 2012 - £119 million; 30 September 2011 - £126 million).

Notes (continued)

5. Tax
The actual tax charge differs from the expected tax credit computed by applying the standard UK corporation tax rate of 24.5% (2011 - 26.5%).

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

(Loss)/profit before tax	(1,258)	(101)	2,004	(2,763)	1,210

Expected tax credit/(charge)	308	25	(531)	677	(321)
Sovereign debt impairment where no deferred tax asset recognised	-	-	(36)	-	(219)
Derecognition of deferred tax asset in respect of losses in Australia	-	(21)	-	(182)	-
Other losses in period where no deferred tax asset recognised	(129)	(80)	(67)	(382)	(335)
Foreign profits taxed at other rates	(95)	(109)	(71)	(306)	(371)
UK tax rate change - deferred tax impact	(89)	(16)	(50)	(135)	(137)
Unrecognised timing differences	3	14	(10)	17	(20)
Items not allowed for tax
- losses on strategic disposals and write-downs	(8)	-	(4)	(12)	(14)
- UK bank levy	(16)	(19)	-	(53)	-
- employee share schemes	(15)	(14)	(4)	(44)	(12)
- other disallowable items	(37)	(29)	(46)	(117)	(148)
Non-taxable items
- gain on sale of RBS Aviation Capital	-	27	-	27	-
- gain on sale of Global Merchant Services	-	-	-	-	12
- other non-taxable items	18	2	16	44	37
Taxable foreign exchange movements	1	(3)	2	(1)	2
Losses brought forward and utilised	1	(4)	2	12	31
Adjustments in respect of prior periods	28	(63)	8	(4)	59

Actual tax charge	(30)	(290)	(791)	(459)	(1,436)

Notes (continued)

5. Tax (continued)
The high tax charge for the nine months ended 30 September 2012 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the derecognition of deferred tax assets in respect of losses in Australia, following the strategic changes to the Markets and International Banking businesses announced in January 2012.

The combined effect of losses in Ireland and the Netherlands in the nine months ended 30 September 2012 for which no deferred tax asset has been recognised and the derecognition of the deferred tax asset in respect of losses in Australia account for £645 million (57%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period.

The Group has recognised a deferred tax asset at 30 September 2012 of £3,480 million (30 June 2012 - £3,502 million; 31 December 2011 - £3,878 million) and a deferred tax liability at 30 September 2012 of £1,686 million (30 June 2012 - £1,815 million; 31 December 2011 - £1,945 million). These balances include amounts recognised in respect of UK trading losses of £3,178 million (30 June 2012 - £3,029 million; 31 December 2011 - £2,933 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 September 2012 and concluded that it is recoverable based on future profit projections.

6. Profit/(loss) attributable to non-controlling interests

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	(2)	4	(8)	2	(13)
RFS Holdings BV Consortium Members	4	(16)	3	(31)	27
Other	1	7	(2)	13	(4)

Profit/(loss) attributable to non-controlling interests	3	(5)	(7)	(16)	10

Notes (continued)

7. Dividends
On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments and ended on 30 April 2012; the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011.

On 4 May 2012, RBS determined that it was in a position to recommence payments on RBS Group instruments. The Core Tier 1 capital impact of discretionary amounts payable in 2012 on RBSG instruments on which payments have previously been stopped is c.£330 million. In the context of recent macro-prudential policy discussions, the Board of RBS decided to neutralise any impact on Core Tier 1 capital through equity issuance. Approximately 65% of this is ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group's Employee Benefit Trust, which was completed in June 2012. The remaining 35% was raised through the issue of new ordinary shares which was completed in September 2012.

Discretionary dividends on certain non-cumulative dollar preference shares and discretionary distributions on certain RBSG innovative securities payable after 4 May 2012 have been paid. Future coupons and dividends on RBSG hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Dividends paid to preference shareholders are as follows:

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	67	43	-	110	-
Non-cumulative preference shares of €0.01	27	33	-	60	-
Non-cumulative preference shares of £1	4	-	-	4	-

	98	76	-	174	-

8. Share consolidation
Following approval at the Group's Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group's ordinary shares on a one-for-ten basis took effect on 6 June 2012. There was a corresponding change in the Group's share price to reflect this.

Notes (continued)

9. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Earnings
(Loss)/profit from continuing operations attributable to ordinary and B shareholders (£m)	(1,385)	(463)	1,225	(3,372)	(204)

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders (£m)	1	(3)	1	(2)	5

Ordinary shares in issue during the period (millions)	5,975	5,854	5,754	5,867	5,711
Effect of convertible B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary shares and effect of convertible B shares in issue during the period (millions)	11,075	10,954	10,854	10,967	10,811
Effect of dilutive share options and convertible securities (millions)	-	-	89	-	89

Diluted weighted average number of ordinary shares and effect of convertible B shares in issue during the period (millions)	11,075	10,954	10,943	10,967	10,900

Basic (loss)/earnings per ordinary and B share from continuing operations	(12.5p)	(4.2p)	11.3p	(30.7p)	(1.9p)
Own credit adjustments	10.1p	4.1p	(18.4p)	31.5p	(16.8p)
Asset Protection Scheme	-	-	0.4p	0.3p	4.7p
Payment Protection Insurance costs	2.8p	0.9p	-	4.6p	5.8p
Sovereign debt impairment	-	-	0.3p	-	8.1p
Amortisation of purchased intangible assets	0.3p	0.3p	0.5p	1.0p	1.1p
Integration and restructuring costs	1.8p	1.7p	1.6p	6.7p	4.2p
Loss/(gain) on redemption of own debt	0.8p	-	-	(3.2p)	(2.3p)
Strategic disposals	0.2p	(1.4p)	0.3p	(1.1p)	-
Bonus tax	-	-	-	-	0.2p
Interest rate hedge adjustments on impaired available-for-sale Sovereign debt	-	-	1.6p	-	1.6p

Adjusted earnings/(loss) per ordinary and B share from continuing operations	3.5p	1.4p	(2.4p)	9.1p	4.7p
Loss/(earnings) from Non-Core divisions attributable to ordinary shareholders	2.6p	3.0p	(0.3p)	7.4p	6.6p

Core adjusted earnings/(loss) per ordinary and B share from continuing operations	6.1p	4.4p	(2.7p)	16.5p	11.3p

Memo: Core adjusted earnings per ordinary and B share from continuing operations assuming normalised tax rate of 24.5% (2011 - 26.5%)	10.3p	9.7p	6.7p	31.5p	33.4p

Diluted (loss)/earnings per ordinary and B share from continuing operations	(12.5p)	(4.2p)	11.2p	(30.7p)	(1.9p)

Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Notes (continued)

10. Discontinued operations and assets and liabilities of disposal groups

(a) Profit/(loss) from discontinued operations, net of tax

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Discontinued operations
Total income	7	8	10	23	27
Operating expenses	(1)	(1)	(3)	(3)	(4)
Impairment losses	-	-	-	-	11

Profit before tax	6	7	7	20	34
Tax	(3)	(2)	(3)	(8)	(10)

Profit after tax	3	5	4	12	24
Businesses acquired exclusively with a view to disposal
Profit/(loss) after tax	2	(9)	2	(6)	13

Profit/(loss) from discontinued operations, net of tax	5	(4)	6	6	37

Discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

(b) Assets and liabilities of disposal groups
	30 September 2012			30 June 2012 £m	31 December 2011 £m
	UK branch based businesses	Other	Total
	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	33	16	49	140	127
Loans and advances to banks	-	83	83	88	87
Loans and advances to customers	18,509	900	19,409	19,700	19,405
Debt securities and equity shares	-	36	36	36	5
Derivatives	363	3	366	376	439
Intangible assets	-	-	-	-	15
Settlement balances	-	-	-	2	14
Property, plant and equipment	115	1	116	115	4,749
Other assets	11	433	444	445	456

Discontinued operations and other disposal groups	19,031	1,472	20,503	20,902	25,297
Assets acquired exclusively with a view to disposal	-	164	164	167	153

	19,031	1,636	20,667	21,069	25,450

Liabilities of disposal groups
Deposits by banks	1	-	1	1	1
Customer accounts	21,385	783	22,168	22,531	22,610
Derivatives	39	3	42	61	126
Settlement balances	-	-	-	-	8
Other liabilities	6	443	449	461	1,233

Discontinued operations and other disposal groups	21,431	1,229	22,660	23,054	23,978
Liabilities acquired exclusively with a view to disposal	-	10	10	10	17

	21,431	1,239	22,670	23,064	23,995

Notes (continued)

10. Discontinued operations and assets and liabilities of disposal groups (continued)
The assets and liabilities of disposal groups at 30 September 2012 primarily comprise the RBS England and Wales and NatWest Scotland branch-based businesses ("UK branch-based businesses").

UK branch-based businesses
Gross loans, risk elements in lending (REIL) and impairment provisions at 30 September 2012 relating to the Group's UK branch-based businesses are set out below.

	Gross loans	REIL	Impairment provisions
	£m	£m	£m

Residential mortgages	5,886	191	40
Personal lending	1,848	307	254
Property	5,420	443	144
Construction	524	129	55
Service industries and business activities	4,752	287	163
Other	844	45	39
Latent	-	-	70

Total	19,274	1,402	765

Notes (continued)

11. Financial instruments

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. Certain credit derivative product company (CDPC) exposures were restructured during the first half of the year and the CVA methodology applied to these exposures was updated to reflect the revised risk mitigation strategy that is now in place. There were no other changes to valuation methodologies.

The following table shows credit valuation adjustments and other reserves.

	30 September 2012	30 June 2012	31 December 2011
	£m	£m	£m

CVA
- Monoline insurers	408	481	1,198
- Credit derivative product companies	455	479	1,034
- Other counterparties	2,269	2,334	2,254

	3,132	3,294	4,486
Bid-offer, liquidity, funding, valuation and other reserves	2,048	2,207	2,704

Valuation reserves	5,180	5,501	7,190

Key points

30 September compared with 31 December 2011

·
Gross exposure to monolines reduced by £1.1 billion from £1.9 billion at 31 December 2011 to £0.8 billion at 30 September 2012, principally in H1 2012. This was primarily due to the restructuring of certain exposures, an increase in underlying asset prices and the appreciation of sterling against the US dollar. The CVA decreased on a total basis reflecting the lower exposure, and also on a relative basis (from 63% to 49%) due to the impact of restructurings and tighter credit spreads.

·
Gross exposure to CDPCs decreased by £1.1 billion from £1.9 billon at 31 December 2011 to £0.8 billion, of which £0.4 billion was in Q3 2012. This was primarily driven by tighter credit spreads and a decrease in the relative value of senior tranches compared with the underlying reference portfolios and the impact of restructuring certain exposures in the first half of the year. The CVA decreased on an absolute basis in line with the decrease in exposure but increased on a relative basis (30 September 2012 - 60%; 30 June 2012 - 42%; 31 December 2011 - 55%).

·
Other counterparty CVA was stable over the period with the impact of tighter credit spreads offset by other factors including counterparty rating downgrades and increased weighted average life assumptions applied in H1 2012.

·	Within other reserves, bid-offer reserves decreased, primarily reflecting restructuring in the second half of H1 2012, due to risk reduction and the impact of Greek government debt restructuring.

Notes (continued)

11. Financial instruments (continued)

Own credit
The following table shows the cumulative own credit adjustment (OCA) recorded on securities held-for-trading (HFT), classified as fair value through profit or loss (DFV) and derivative liabilities. There have been some refinements to methodologies during the nine months ended 30 September 2012, but they did not have a material overall impact on cumulative OCA.

Cumulative OCA (1)	Debt securities in issue (2)			Subordinated liabilities DFV £m	Total £m	Derivatives £m	Total (3) £m
	HFT £m	DFV £m	Total £m

30 September 2012	(690)	126	(564)	450	(114)	375	261
30 June 2012	(323)	1,040	717	572	1,289	452	1,741
31 December 2011	882	2,647	3,529	679	4,208	602	4,810

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 September 2012	11.3	27.7	39.0	1.0	40.0
30 June 2012	10.8	30.3	41.1	0.9	42.0
31 December 2011	11.5	35.7	47.2	0.9	48.1

Notes:

(1)	The OCA does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.
(2)	Consists of wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points

•	The OCA decreased significantly year-to-date, including a significant decrease in Q3 2012 as credit spreads tightened, reflecting improved investor perception of RBS.

•
Senior issued debt adjustments are determined with reference to secondary debt issuance spreads. At 30 September 2012, the five year level tightened to c.100 basis points from c.450 basis points at 31 December 2011 and c.250 basis points at half year 2012, primarily due to increased demand from investors following quantitative easing measures from the European Central Bank and US Federal Reserve and the announcement of the Group's liability management exercise.

•
Significant tightening of credit spreads, buy-backs exceeding issuances and the impact of buying back certain securities at lower spreads than at issuance, resulted in an overall decrease in OCA and a negative amount related to HFT debt securities in issue.

•	Derivative liability OCA decreased as credit default swap spreads tightened.

Notes (continued)

12. Available-for-sale reserve

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(450)	(439)	(1,026)	(957)	(2,037)
Unrealised losses on Greek sovereign debt	-	-	(202)	-	(346)
Impairment of Greek sovereign debt	-	-	202	-	1,044
Other unrealised net gains	651	428	1,207	1,803	2,294
Realised net gains	(528)	(370)	(214)	(1,110)	(627)
Tax	36	(69)	(259)	(27)	(620)

At end of period	(291)	(450)	(292)	(291)	(292)

The Q3 2012 movement in available-for-sale reserve primarily reflects unrealised net gains on securities of £651 million, largely as yields tightened on German, US and UK sovereign bonds and realised net gains of £528 million on the sale of high quality bonds.

In Q2 2011, as a result of the deterioration in Greece's fiscal position and the announcement of proposals to restructure Greek government debt, the Group concluded that the Greek sovereign debt was impaired. Accordingly, £733 million of unrealised losses recognised in available-for-sale reserves together with £109 million related interest rate hedge adjustments were recycled to the income statement. Further losses of £202 million and £224 million were recorded in Q3 2011 and Q4 2011 respectively.

13. Contingent liabilities and commitments

	30 September 2012			30 June 2012			31 December 2011
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	19,352	722	20,074	21,706	802	22,508	23,702	1,330	25,032
Other contingent liabilities	11,373	181	11,554	11,234	232	11,466	10,667	245	10,912

	30,725	903	31,628	32,940	1,034	33,974	34,369	1,575	35,944

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	213,484	7,147	220,631	221,091	6,941	228,032	227,419	12,544	239,963
Other commitments	1,664	16	1,680	1,303	70	1,373	301	2,611	2,912

	215,148	7,163	222,311	222,394	7,011	229,405	227,720	15,155	242,875

Total contingent liabilities and commitments	245,873	8,066	253,939	255,334	8,045	263,379	262,089	16,730	278,819

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

14. Litigation, investigations and reviews
Except for the developments noted below, there have been no material changes to the litigation, investigations and reviews as disclosed in the Interim Results for the six months ended 30 June 2012.

Litigation

Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

On 4 September 2012, the Court dismissed the Preferred Shares litigation with prejudice. The plaintiffs have filed a notice of appeal.

On 27 September 2012, the Court dismissed the ADR claims. The plaintiffs have filed an application seeking to re-state their case.

Investigations and reviews

LIBOR
The Group continues to co-operate fully with investigations by various governmental and regulatory authorities into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates. The relevant authorities include, amongst others, the US Commodity Futures Trading Commission, the US Department of Justice (Fraud Division) and the FSA, together with various other authorities in Europe and Asia. The Group has dismissed a number of employees for misconduct as a result of its investigations into these matters.

The Group is also under investigation by competition authorities in a number of jurisdictions including the European Commission, US Department of Justice (Antitrust Division) and Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. The Group is also co-operating fully with these investigations.

The Group expects to enter into negotiations to settle some of these investigations in the near term and believes the probable outcome is that it will incur financial penalties. It is not possible to estimate reliably what effect the outcome of these investigations, any regulatory findings and any related developments may have on the Group, including the timing and amount of fines or settlements, which may be material.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Private motor insurance
In December 2011, the OFT launched a market study into private motor insurance, with a focus on the provision of third party vehicle repairs and credit hire replacement vehicles to claimants. The OFT issued its report on 31 May 2012 and has advised that it believes there are features of the market that potentially restrict, distort or prevent competition in the market and that would merit a referral to the Competition Commission (CC). The OFT's particular focus is on credit hire replacement vehicles and third party vehicle repairs.
On 28 September 2012 the OFT referred the private motor insurance market to the CC for a market investigation. The CC has until 27 September 2014 to publish its findings. At this stage, it is not possible to estimate the effect the market investigation may have on the Group and its independently listed subsidiary, Direct Line Insurance Group plc.

Independent Commission on Banking
The UK Government published a White Paper on Banking Reform in September 2012, outlining proposed structural reforms in the UK banking industry. The measures proposed were drawn in large part from the recommendations of the Independent Commission on Banking (ICB), which was appointed by the UK Government in June 2010. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011, which set out the ICB's views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) promotion of competition, (ii) increased loss absorbency (including bail-in i.e. the ability to write-down debt or convert it into an issuer's ordinary shares in certain circumstances) and (iii) the implementation of a ring-fence of retail banking operations.

The measures in relation to the promotion of competition are already largely in train, including the development of an industry mechanism to make it easier for customers to switch their personal current accounts to a different provider, which is due to be completed by September 2013.

Bail-in mechanisms continue to be discussed by the European Union (EU), and the Group continues to participate in the debate around such mechanisms, which could affect the rights of creditors, including holders of senior and subordinated bonds and shareholders, in the event of the implementation of a recovery or resolution scheme or an insolvency, and could thereby materially affect the price of such securities. The UK Government's White Paper discussed a number of details relating to the ring-fencing of retail operations, including possible governance arrangements, the range of activities that might be prohibited for the ring-fenced entity and possible restrictions on transactions between the ring-fenced and non-ring-fenced entities within a single group.

The UK Government published in October 2012 a draft Bill intended to enable the implementation of these reforms. This draft Bill is subject to pre-legislative scrutiny by the UK Parliamentary Commission on Standards in Banking, which may recommend changes to the Bill. The UK Government is expected to introduce the Bill, which will provide primary enabling legislation early in 2013, with a view to completing the legislative framework by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation of 2019.

Notes (continued)

14. Litigation, investigations and reviews (continued)
The impact of any final legislation on the Group is impossible to estimate with any precision at this stage. The introduction of 'bail in' mechanisms may affect the Group's cost of borrowing, its ability to access professional markets' funding and its funding and liquidity metrics. It is also likely that ring-fencing certain of the Group's operations would require significant restructuring, with the possible transfer of large numbers of customers between legal entities. It is possible that such ring-fencing, by itself, or taken together with the impact of other proposals contained in this legislation and other EU legislation that will apply to the Group could have a material adverse effect on the Group's structure, results of operations, financial conditions and prospects.

It is also possible that the UK's implementation of a ring-fence may conflict with any EU legislation to implement the recommendations of the High-level Expert Group on Reforming the Structure of the EU Banking Sector, whose report, published in October 2012, proposed, inter alia, ring-fencing the trading and market-making activities of major European banks. This could affect the Group's position relative to some competitors.

Securitisation and collateralised debt obligation business
With respect to the Nevada State Attorney General's investigation relating to securitisations of mortgages, on 23 October 2012, an Assurance of Discontinuance between RBS Financial Products Inc. and the State of Nevada was filed in Nevada state court which resolves the investigation as to RBS. The Assurance of Discontinuance requires RBS Financial Products Inc. to make payments totalling US$42.5 million.

Other investigations
With respect to the SEC's formal investigation relating to the Group's US sub-prime securities and residential mortgage exposures, SEC staff communicated in September 2012 that it had completed its investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action against RBS.

15. Other developments

Transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of The Royal Bank of Scotland N.V. (RBS N.V.) to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. The transfer of substantially all of the UK business was completed during Q4 2011 and substantially all of the Netherlands and EMEA businesses were transferred in September 2012.

Notes (continued)

15. Other developments (continued)

Rating agencies
On 17 July 2012, Fitch Ratings ("Fitch") affirmed its ratings on the Group and certain subsidiaries. Fitch's ratings Outlooks were also affirmed as unchanged at this time except for the Outlook on Ulster Bank Ireland Ltd which was changed to Negative from Stable. This Negative Outlook is aligned with the Outlook on the sovereign (Republic of Ireland). On 10 October 2012, Fitch re-affirmed the ratings of RBS Group plc, RBS plc, Citizens Financial Group, RBS NV, National Westminster Bank, and Royal Bank of Scotland International Limited. The Outlooks on all these entities were re-affirmed as stable. The rating affirmations on RBS Group plc and RBS plc were taken in conjunction with Fitch's Global Trading and Universal Bank (GTUB) periodic review.

On 25 October 2012, Standard & Poor's ("S&P") confirmed as unchanged its ratings and long term rating Outlooks on the Group and certain subsidiaries. Outlooks on Ulster Bank Ltd and Ulster Bank Ireland Ltd ratings remain Negative and match S&P's Negative Outlook on the Republic of Ireland sovereign. Outlooks on the Group and remaining rated subsidiaries are Stable.

No material rating actions have been undertaken on the Group or its subsidiaries by Moody's Investors Service during the quarter.

Current Group and subsidiary ratings are shown in the table below.

	Moody's		S&P		Fitch
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term

RBS Group plc	Baa1	P-2	A-	A-2	A	F1

RBS plc	A3	P-2	A	A-1	A	F1

NatWest Plc	A3	P-2	A	A-1	A	F1

RBS N.V.	A3	P-2	A	A-1	A	F1

RBS Citizens, N.A/Citizens Bank of Pennsylvania	A3	P-2	A	A-1	A-	F1

Ulster Bank Ltd/Ulster Bank Ireland Ltd	Baa2	P-2	BBB+	A-2	A-	F1

U K Insurance Limited has an insurance financial strength rating of 'A2' from Moody's and an insurer financial strength rating of 'A' from S&P. Both agencies have assigned a stable Outlook to the company.

16. Date of approval
This announcement was approved by the Board of directors on 1 November 2012.

Notes (continued)

17. Post balance sheet events
Save as detailed below, there have been no significant events between 30 September 2012 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

UK branch-based businesses
On 12 October 2012, RBS announced that it had received notification of Santander's decision to pull out of its agreed purchase of certain of the Group's UK branch-based businesses. RBS has re-commenced its effort to divest the business and fulfil its obligations to the European Commission.

Direct Line Group IPO
RBS completed the successful initial public offering of Direct Line Group in October 2012, representing another important milestone in RBS's restructuring plan. RBS Group sold 520.8 million ordinary shares in Direct Line Group, representing 34.7% of the total share capital, generating gross proceeds of £911 million.

Asset Protection Scheme
The Group exited from the UK Government's APS on 18 October 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 November 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary